UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Zhongchao Inc.

(Exact name of registrant as specified in its charter)

Room 2504, OOCL Plaza

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Departure of Officers

On March 15, 2026, three officers of Zhongchao Inc. (the “Company”) resigned from their positions as officers of the Company as a result of the Company’s adjustment of business strategies. Xuejun Chen resigned from his position as the Chief Medical Officer, Mr. Baoqian Tian resigned from his position as the Chief Sales Officer, and Shuang Wu resigned from her position as the Chief Operating Officer, effective immediately. Their resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference in the Company’s registration statement on Form S-8 (File No. 333-289791), Form S-8 (File No. 333-288589), Form F-3 (File No. 333-279667) and Form F-3 (File No. 333-283916) to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: March 20, 2026	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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